Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RE/MAX Holdings, Inc.:

We consent to the use of our report dated March 13, 2015, with respect to the consolidated balance sheets of RE/MAX Holdings, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, redeemable preferred units and stockholders’ equity/members’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado
October 27, 2015